SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated June 30, 2023

(Commission File No. 1-13202)

Nokia Corporation

Karakaari 7A

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Enclosures:

•	Stock Exchange Release: Nokia and Apple sign long-term patent license agreement

Stock exchange release 30 June 2023	1 (2)

Nokia Corporation

Inside information

30 June 2023 at 23:15 EET

Nokia and Apple sign long-term patent license agreement

•	License covers Nokia’s fundamental inventions in 5G and other technologies

•	Nokia to receive payments from Apple for a multi-year period

Espoo, Finland – Nokia today announced it has signed a new patent cross-license agreement with Apple which will replace the current license that is due to expire at the end of 2023. The terms of the agreement remain confidential between the parties.

Jenni Lukander, President of Nokia Technologies, said: “We are delighted to have concluded a long-term patent license agreement with Apple on an amicable basis. The agreement reflects the strength of Nokia’s patent portfolio, decades-long investments in R&D, and contributions to cellular standards and other technologies.”

Nokia expects to recognize the revenue related to this new patent license agreement starting in January 2024. The agreement is consistent with the assumptions Nokia has disclosed in the commentary with respect to Nokia Technologies long-term outlook in its Financial Report for Q1 issued on April 20, 2023.

Nokia’s industry-leading patent portfolio is built on more than €140 billion invested in R&D since 2000 and is composed of around 20,000 patent families, including over 5,500 patent families declared essential to 5G. Nokia contributes its inventions to open standards in return for the right to license them on fair, reasonable and non-discriminatory (FRAND) terms. Companies can license and use these technologies without the need to make their own substantial investments in the standards, fueling innovation and the development of new products and services for consumers.

About Nokia

At Nokia, we create technology that helps the world act together.

As a B2B technology innovation leader, we are pioneering networks that sense, think and act by leveraging our work across mobile, fixed and cloud networks. In addition, we create value with intellectual property and long-term research, led by the award-winning Nokia Bell Labs.

Service providers, enterprises and partners worldwide trust Nokia to deliver secure, reliable and sustainable networks today – and work with us to create the digital services and applications of the future.

Inquiries:

Nokia Communications

Phone: +358 10 448 4900

Email: press.services@nokia.com

Tom Johnson, Head of Press Office

Nokia

Investor Relations

Phone: +358 40 803 4080

Email: investor.relations@nokia.com

www.nokia.com

Stock exchange release 30 June 2023	2 (2)

Risk factors

Nokia and its businesses are exposed to a number of risks and uncertainties which include but are not limited to: Competitive intensity, which is expected to continue at a high level; Our ability to ensure competitiveness of our product roadmaps and costs through additional R&D investments; Our ability to procure certain standard components and the costs thereof, such as semiconductors; Disturbance in the global supply chain; Accelerating inflation, increased global macro-uncertainty, major currency fluctuations and higher interest rates; Potential economic impact and disruption of global pandemics; War or other geopolitical conflicts, disruptions and potential costs thereof; Other macroeconomic, industry and competitive developments; Timing and value of new, renewed and existing patent licensing agreements with smartphone vendors, automotive companies, consumer electronics companies and other licensees; Results in brand and technology licensing; costs to protect and enforce our intellectual property rights; on-going litigation with respect to licensing and regulatory landscape for patent licensing; The outcomes of on-going and potential disputes and litigation; Timing of completions and acceptances of certain projects; Our product and regional mix; Uncertainty in forecasting income tax expenses and cash outflows, over the long-term, as they are also subject to possible changes due to business mix, the timing of patent licensing cash flow and changes in tax legislation, including potential tax reforms in various countries and OECD initiatives; Our ability to utilize our US and Finnish deferred tax assets and their recognition on our balance sheet; Our ability to meet our sustainability and other ESG targets, including our targets relating to greenhouse gas emissions; as well as the risk factors specified under Forward-looking statements of this release, and our 2022 annual report on Form 20-F published on 2 March 2023 under Operating and financial review and prospects-Risk factors.

Forward-looking statements

Certain statements herein that are not historical facts are forward-looking statements. These forward-looking statements reflect Nokia's current expectations and views of future developments and include statements regarding: A) expectations, plans, benefits or outlook related to our strategies, product launches, growth management, sustainability and other ESG targets, operational key performance indicators and decisions on market exits; B) expectations, plans or benefits related to future performance of our businesses (including the expected impact, timing and duration of potential global pandemics and the general macroeconomic conditions on our businesses, our supply chain and our customers’ businesses) and any future dividends and other distributions of profit; C) expectations and targets regarding financial performance and results of operations, including market share, prices, net sales, income, margins, cash flows, the timing of receivables, operating expenses, provisions, impairments, taxes, currency exchange rates, hedging, investment funds, inflation, product cost reductions, competitiveness, revenue generation in any specific region, and licensing income and payments, including our ability to realize revenue under this agreement and the agreement’s expected impact on Nokia Technologies’s annual royalty run rate; D) ability to execute, expectations, plans or benefits related to changes in organizational structure and operating model, including our ability to perform under this agreement; E) impact on revenue with respect to litigation/renewal discussions and F) any statements preceded by or including "continue", “believe”, “commit”, “estimate”, “expect”, “aim”, “influence”, "will” or similar expressions. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause our actual results to differ materially from such statements. These statements are based on management’s best assumptions and beliefs in light of the information currently available to them. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Factors, including risks and uncertainties that could cause these differences, include those risks and uncertainties identified in the Risk Factors above.

www.nokia.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2023	Nokia Corporation

	By:	/s/ Esa Niinimäki
	Name:	Esa Niinimäki
	Title:	Chief Legal Officer